Exhibit 10.10

IN THE CIRCUIT COURT OF JACKSON COUNTY, MISSOURI

STATE OF MISSOURI ex rel.	)
JEREMIAH W. (JAY) NIXON,	)
and the MISSOURI CLEAN	)
WATER COMMISSION,	)
)
Plaintiff,	)
)
v.	)	Case No. 02-CV-217927
)
PREMIUM STANDARD FARMS, INC.,	)
and CONTI-GROUP COMPANIES, INC.	)
)
Defendants.	)
)

CONSENT JUDGMENT

     WHEREAS, the State of Missouri (“Plaintiff” or “State”) filed a Petition against Premium Standard Farms, Inc. (“PSF”) and ContiGroup Companies, Inc. (“CGC”) styled STATE OF MISSOURI ex rel. JEREMIAH W. (JAY) NIXON, Plaintiff, v. PREMIUM STANDARD FARMS, INC. and CONTIGROUP COMPANIES, INC., Defendants, on June 4, 2002, and bearing Case No. 02-CV-217957 (“Lawsuit”);

     WHEREAS, the Defendants constructed swine production facilities in the early to mid 1990s utilizing standard anaerobic lagoons for the storage and treatment of effluent and traveling irrigation sprayers for the application of effluent on farm fields in accordance with then-existing industry standards and state guidelines;

     WHEREAS, a management advisory team of independent university experts (“Management Advisory Team”) was established pursuant to this Court’s August 3, 1999

Consent Judgment to oversee and assist PSF and CGC with the development and implementation of “Next Generation Technology” as defined in that Consent Judgment;

     WHEREAS, the process established by this Court’s August 3, 1999 Consent Judgment has yielded substantial results, including reducing by more than 90 percent the use of traveling irrigation sprayers, the successful testing and implementation of numerous scientifically advanced technologies that had not previously been applied to agricultural waste management, extensive useful air quality data collection and analysis, and detailed water quality sampling and analysis, all leading to a superior and advanced swine waste management;

     WHEREAS, the companies have constructed an Advanced Nitrification and Denitrification (“AND”) wastewater treatment system at a 70,000 animal finishing operation, which is the largest such system ever implemented at an animal feeding operation and which has reduced the amount of nitrogen in effluent to be land applied by as much as 90 percent over the lagoon and sprayfield approach;

     WHEREAS, the Management Advisory Team has to date unconditionally endorsed two of the pilot alternatives – Crystal Peak Fertilizer and Water Reuse – as Next Generation Technology;

     WHEREAS, the Crystal Peak Fertilizer alternative has the potential of significantly reducing land application acreage and eliminating lagoons by harvesting minerals and nutrients from the effluent and putting them to beneficial reuse as an organic commercial fertilizer;

     WHEREAS, the Water Reuse alternative has the promise of reducing an operation’s demand for freshwater as it treats and disinfects the wastewater to the extent that it can be safely consumed by growing animals;

     WHEREAS, the research and development of Next Generation Technology has proceeded expeditiously with due diligence to ensure the selection and implementation of the best, most feasible and most reasonably practical alternatives;

     WHEREAS, in accomplishing the above and in an effort to satisfy the $25 million Capital Improvement Fund obligation provided in the August 3, 1999 Consent Judgment, the Defendants have invested more than $12 million in research, development, implementation, and monitoring of new technologies;

     WHEREAS, the Defendants are currently scheduled to propose final treatment technologies for installation at the various farms no later than August 4, 2004, and the Plaintiff desires to see the most protective and scientifically possible technology installed at each facility;

     WHEREAS, while it would be possible for the Defendants to expend the balance of the $25 million in accordance with the original schedule, the only means of doing so would be installing technologies with less capability of reducing the risk of environmental impacts than an approved technology such as Water Reuse or Crystal Peak;

     WHEREAS, the State of Missouri is authorized to implement and enforce the federal Clean Water Act (“CWA”), 33 U.S.C. § 1251 et seq., within the State pursuant to its National Pollutant Discharge Elimination System (“NPDES”) program under the

Missouri Clean Water Law (“MCWL”), which has been approved by the United States Environmental Protection Agency (“EPA”) under Section 402(b) of the Clean Water Act, 33 U.S.C. § 1342(b);

     WHEREAS, the State is authorized to implement and enforce the federal Clean Air Act (“CAA”), 42 U.S.C. § 7401 et seq., within the State pursuant to its State Implementation Plan (“SIP”) under the Missouri Clean Air Conservation Law (“MACL”), which has been approved by EPA under Section 110 of the Clean Air Act, 42 U.S.C. § 7410;

     WHEREAS, the State is authorized to seek an order from this Court against Defendants assessing civil penalties and imposing injunctive relief for alleged violations of the CWA, MCWL, CAA, and MACL; and

     WHEREAS, the State and Defendants have consented, without trial or adjudication of any issue of fact or law herein, and without admitting any liability or fault, to the settlement of the Lawsuit and entry of this Consent Judgment;

     NOW, THEREFORE, in consideration of the foregoing and for the undertakings and covenants hereinafter designated, and in further consideration of the payment of civil penalties as provided herein by Defendants to the State of Missouri, it is ORDERED, ADJUDGED and DECREED that:

     1. The Court has read Plaintiff’s 2002 Petition and has been fully advised of its premises. The Court is satisfied that the provisions of this Consent Judgment amicably resolve the issues raised in the Petition, and the Court finds that this Consent Judgment does protect the public interest and furthers the purposes of the Federal Clean

Water Act, Missouri Clean Water Law, Federal Clean Air Act, and Missouri Air Conservation Law.

     2. On August 3, 1999, this Court entered a Consent Judgment between the parties that created a $25 million Capital Improvement Fund with oversight by a court-appointed Management Advisory Team (“August 1999 Consent Judgment”). The purpose of the Capital Improvement Fund and Management Advisory Team was to design and implement Next Generation Technology at the companies’ pork production facilities in Missouri. The August 1999 Consent Judgment was modified by this Court’s Order dated May 29, 2002. It is the parties’ intent that this Consent Judgment be harmonized with the August 1999 Consent Judgment, as modified, to the fullest possible extent.

     3. For purposes of this Consent Judgment, this Court has jurisdiction over the subject matter of this action and over the parties consenting hereto. The provisions of this Consent Judgment shall apply and be binding upon the parties executing this Consent Judgment, their officers, officials, employees, agents, stockholders, successors, and assigns.

     4. Neither the execution of this Consent Judgment nor the payment of the consideration herein specified shall constitute or be construed or represented as an admission on the part of Defendants of any liability of any kind or nature; nor shall the execution of this Consent Judgment constitute an admission on the part of Defendants that they have caused any injury or damage to public health or the environment whether or not alleged in the above-described litigation.

     5. The State accepts the consideration set forth herein as a full, final and complete settlement, release and waiver of any and all civil claims, demands, rights, or causes of action in law or equity for damages, injuries, civil penalties, injunctive or other equitable relief, or expenses of whatever kind and nature pertaining to any Missouri environmental law, including the Missouri Clean Water Law, Chapter 644 RSMo, and the Missouri Air Conservation Law, Chapter 643 RSMo, and the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., or the Federal Clean Air Act, 42 U.S.C. § 7401 et seq., arising on or before February 17, 2004, which have been or could be asserted against Defendants or their officers, officials, employees, agents, stockholders, successors and assigns or which arise out of or relate to: (1) the incidents asserted against Defendants in the State’s Petition or (2) the incidents described in any and all Notices of Violation and Letters of Warning issued to Defendants by the State between August 3, 1999 and the date of execution of this Consent Judgment.

     6. The State has thoroughly investigated the alleged incidents specified in the State’s Petition and the alleged incidents described in the Notices of Violation and Letters of Warning issued to Defendants between August 3, 1999 and the date of execution of this Consent Judgment and has concluded that the penalties and other relief obtained by the State through this Consent Judgment are reasonable and commensurate with the alleged violations.

IMPLEMENTATION OF NEXT GENERATION TECHNOLOGY

     7. PSF and CGC agree to implement Next Generation Technology (as determined by the Management Advisory Team) at Defendants’ operating locations commonly referred to as: Whitetail, Green Hills, Valley View, South Meadows, Terre Haute, Badger/Wolf/Brantley, Somerset, Locust Ridge, Homan, Hedgewood, and Ruckman. Next Generation Technology at the last operating location so upgraded shall be operational by July 31, 2010. PSF and CGC further agree to implement Next Generation Technology (as determined by the Management Advisory Team) at any company-owned Class IA animal feeding operations acquired or constructed prior to termination of this Consent Judgment.

CRYSTAL PEAK FERTILIZER PROJECT

     8. No later than 60 days from the date this Consent Judgment is fully executed and approved by the Court, PSF shall submit an application for a permit to construct a plant to recycle animal waste flushed from the barns at one Class IA permitted facility utilizing internal recirculation, digestion, thickening and drying to create a commercially-viable fertilizer product (“Crystal Peak”), the specifications for which shall be consistent with the process described in Exhibit 1 hereto. Within 365 days of receipt of a construction permit, PSF shall complete construction. After completing construction, and subject to the economic feasibility of the Crystal Peak plant and fertilizer product, PSF shall operate and maintain the Crystal Peak plant for the duration of this Consent Judgment. PSF shall use all reasonable commercial efforts to operate the plant and develop markets for the Crystal Peak product. PSF shall submit an annual marketing report describing the progress and status of market development to the Management Advisory Team. If the Crystal Peak plant cannot be operated in an economically reasonable fashion and/or the fertilizer product cannot be sold in an economically reasonable fashion, PSF may propose a substitute project to replace the Crystal Peak project at the same facility to the Management Advisory Team. Subject to approval of the Management Advisory Team, PSF shall implement, operate, and maintain the substitute project for the duration of this Consent Judgment.

ENVIRONMENTAL COMPLIANCE

     9. Defendants shall comply with applicable state environmental statutes and implementing regulations.

CIVIL PENALTIES

     10. PSF and CGC agree to pay $332,200.00, without admitting liability or fault, to resolve the State’s claims for civil penalties. Of the total amount of $332,200.00, PSF agrees to pay the sum of $199,320.00 to the State of Missouri, and CGC agrees to pay the sum of $132,880.00 to the State of Missouri.

     CGC shall make said payment by delivering to William J. Bryan, Assistant Attorney General, Attorney General’s Office, P.O. Box 899, Jefferson City, Missouri, 65102, receipt of which will be acknowledged by reply letter, a check in the amount of $66,440.00 made payable to the Daviess County Treasurer as Trustee for the Daviess County School Fund within five (5) days of execution of this Consent Judgment and approval by the Court. CGC shall make said payment by delivering to William J. Bryan, Assistant Attorney General, Attorney General’s Office, P.O. Box 899, Jefferson City,

Missouri 65102, receipt of which will be acknowledged by reply letter, a check in the amount of $66,440.00 made payable to the Gentry County Treasurer as Trustee for the Gentry County School Fund within five (5) days of execution of this Consent Judgment and approval by the Court.

     PSF shall make said payment by delivering to William J. Bryan, Assistant Attorney General, Attorney General’s Office, P.O. Box 899, Jefferson City, Missouri, 65102, receipt of which will be acknowledged by reply letter, a check in the amount of $66,440.00 made payable to the Mercer County Treasurer as Trustee for the Mercer County School Fund within five (5) days of execution of this Consent Judgment and approval by the Court. PSF shall make said payment by delivering to William J. Bryan, Assistant Attorney General, Attorney General’s Office, P.O. Box 899, Jefferson City, Missouri, 65102, receipt of which will be acknowledged by reply letter, a check in the amount of $66,440.00 made payable to the Putnam County Treasurer as Trustee for the Putnam County School Fund within five (5) days of execution of this Consent Judgment and approval by the Court. PSF shall make said payment by delivering to William J. Bryan, Assistant Attorney General, Attorney General’s Office, P.O. Box 899, Jefferson City, Missouri, 65102, receipt of which will be acknowledged by reply letter, a check in the amount of $66,440.00 made payable to the Sullivan County Treasurer as Trustee for the Sullivan County School Fund within five (5) days of execution of this Consent Judgment and approval by the Court.

CONTRACT PRODUCTION

     11. Effective immediately, and subject to the granting of appropriate access, PSF agrees to offer such emergency response equipment and personnel as it reasonably believes are needed to support a contract producer’s response to any discharge or release of wastewater from any swine production unit, including piping and land application equipment, located in Missouri and owned by a third-party that is used to produce swine for PSF in Missouri. PSF shall provide its response consistent with its own release containment procedures. The parties agree that this provision shall not limit PSF’s rights at law or by contract to recover its expenses from the responsible contract producer. The parties agree that PSF’s efforts to comply with this paragraph of this Consent Judgment are not intended to create third-party rights and shall not be used, considered, or admitted as evidence that PSF has accepted liability or is otherwise liable under any theory of liability for the discharge or release or for the reporting of such discharge or release.

INDEPENDENT MONITORING PROGRAM

     12. PSF shall implement the following Independent Monitoring Program in order to confirm, based on a statistically representative number of samples, the integrity of its sampling system:

     a. PSF shall expend $25,000 per year for calendar years 2004 and 2005 to be used to fund the costs of monitoring its operations by an independent party mutually agreed upon by PSF and the Missouri Department of Natural Resources (“Department”). The Department shall also expend $25,000 per year for calendar years 2004 and 2005 to support the monitoring effort.

     b. Sampling shall occur at PSF’s Class IA farms at sampling points identified in the applicable Missouri State Operating Permits issued to PSF arising out of the settlement of Permit Appeal No. 339 (“Permits”). The sampling shall be conducted according to the protocols described in the Permits. Prior to commencing sampling, the independent monitor shall submit to PSF and the Department, for their review and approval, proposed Standard Operating Procedures (“SOPs”) for sample collection and analysis. The independent monitor shall have the discretion to determine which of the outfalls identified in the Permits will be sampled and the frequency of sampling. Some samples will be collected at the same times as PSF collects samples at those sites; others may be taken at other appropriate times, but would be collected at sampling points specified in the Permits. The chemical constituents sampled will be those required to be sampled pursuant to the Permits. The independent monitor shall strictly comply with all company biosecurity restrictions.

     c. By the fifteenth day of each calendar month, the independent monitor will provide PSF and the Department with any sampling results received by the independent monitor during the preceding calendar month. The independent monitor will compile all available results by November First of each calendar year and submit these results to the Management Advisory Team of experts established in the August 1999 Consent Judgment.

     d. If, after reviewing the sampling results from the first year, the Management Advisory Team is not satisfied that PSF is correctly completing the sampling required pursuant to the Permits, or the Independent Monitoring Program, the Management Advisory Team has the option of increasing the funding required to be paid by PSF up to a maximum of $50,000 for the second year.

     e. After assessing two years of monitoring data, the Management Advisory Team shall review the integrity of PSF’s monitoring. If the Management Advisory Team determines that there is no substantial evidence that PSF’s monitoring lacks integrity, the independent monitoring commitment will cease. If the Management Advisory Team is not satisfied with PSF’s monitoring, PSF may be required by the Team to provide up to $50,000 per year to support independent monitoring until expiration of the Permits. The Management Advisory Team may reach a decision between these two alternatives such as focusing the monitoring on areas where discrepancies exist between PSF’s data and independent data. PSF agrees to this monitoring for a period of no longer than five years.

     f. For those samples collected concurrently, the relative percent difference (RPD) approach will be used. RPD will be calculated as defined in Standard Methods for the Examination of Water and Wastewater. As a general guideline to the Management Advisory Team, it is expected that 75% of the samples will generate results varying no more than 30%. Within this general guideline, it is recognized that for some constituents and under some conditions, higher RPD values would be expected. These higher RPD values will not necessarily indicate an issue with the integrity of PSF’s monitoring.

     g. PSF’s costs associated with this Independent Monitoring Program shall not be accounted for as expenses against the Capital Improvement Fund established in the August 1999 Consent Judgment, as modified.

ESSENTIAL OILS PROGRAM

     13. PSF and CGC shall implement at 80 grow-finish barns an essential oils misting technology approved by the Management Advisory Team or a substitute project proposed by PSF and CGC and approved by the Management Advisory Team. Defendants agree to operate the essential oil misting technology or a substitute project for the duration of this Consent Judgment. The commitment in this paragraph is over and above any commitment to install essential oil based systems as part of a federal Supplemental Environmental Project (“SEP”). When selecting barns for implementation, PSF and CGC should consider, among other factors, topography, proximity to property lines and neighbors, and building layout. Within 30 days of execution of this Consent Judgment and approval by the Court, PSF and CGC shall identify the locations for implementation of the essential oils misting technology for approval by the Management Advisory Team (including the ex officio representative from the Department). PSF and CGC shall begin implementation of the essential oils program within 60 days of such approval and shall complete implementation of the essential oils program within 270 days of beginning implementation.

SOMERSET LAGOON COVERS

     14. No later than April 1, 2004, PSF shall install and maintain a floating permeable cover approved by the Department at Somerset lagoons J and K to reduce hydrogen sulfide emissions. To support the effectiveness of lagoon covers to reduce hydrogen sulfide emissions, PSF and CGC shall submit to the State of Missouri the final data and respective reports from the United States Department of Agriculture – Agricultural Research Service (USDA-ARS), within 90 days of receipt of such data and reports.

ANNUAL MEETINGS

     15. Within 30 days from the date this Consent Judgment is fully executed, Defendants shall submit for the State’s approval a plan for conducting the future annual public meetings that are required by this Court’s August 1999 Consent Judgment.

     16. PSF is hereby assessed and ordered to pay the sum of One Thousand Six Hundred Fifty-one Dollars and Twenty-six Cents ($1,651.26) to the State of Missouri in connection with the Environmental Services Program’s August 2003 efforts in Sullivan County associated with PSF. PSF shall submit to William J. Bryan, P.O. Box 899, Jefferson City, MO 65102, a certified check in the sum of One Thousand Six Hundred Fifty-one Dollars and Twenty-six Cents ($1,651.26), made payable to the State of Missouri, within five (5) days of execution of this Consent Judgment and approval by the Court.

MODIFICATION AND TERMINATION

     17. This Consent Judgment may be modified by mutual consent of the parties or by the Court for good cause shown.

     18. So long as PSF and CGC are in compliance with its terms, this Consent Judgment shall continue in full force and effect until July 31, 2010, at which time it and all obligations set forth in this Consent Judgment shall terminate by operation of law without further action required by the Court, unless good cause is shown for terminating this Consent Judgment prior to that time.

     19. The parties agree that the design and construction of Next Generation Technology at all the above-named operating locations will require more than the initial $25 million Capital Improvement Fund commitment and take longer than the five years contemplated in the August 1999 Consent Judgment. While PSF and CGC have used their best efforts to design, develop and implement Next Generation Technology, and the Team has approved the use of certain technologies as Next Generation Technology, it is impractical and unwise to expedite the construction of existing technologies that may not be the best practicable treatment alternative. To ensure fully-informed decision-making, and encourage the implementation of the most promising technologies, the parties further agree that it is appropriate to provide additional time for technology selection, implementation, and the capital expenditure requirements under the August 1999 Consent Judgment, as modified. Accordingly, the State does not object to the modified schedule approved by the Management Advisory Team and the United States, attached and incorporated by reference as Exhibit 2, which extends the deadlines for construction and implementation of technologies until July 31, 2010.

SO ORDERED, ADJUDGED and DECREED:

JACKSON COUNTY CIRCUIT COURT JUDGE

By:	/s/ Preston Dean	Date: February 17, 2004

SO AGREED:

PREMIUM STANDARD FARMS, INC.

By:	/s/ John M. Meyer	Date: February 12, 2004

CONTIGROUP COMPANIES, INC.

By:	/s/ Gerard J. Schulte	Date: February 12, 2004

JEREMIAH W. (JAY) NIXON
ATTORNEY GENERAL OF MISSOURI

By:	/s/ Joseph P. Bindbeutel Chief Counsel	Date: February 13, 2004

MISSOURI DEPARTMENT OF
NATURAL RESOURCES

By:	/s/ Steve Mumford Director	Date: February 13, 2004

Exhibit 1

Crystal Peak Project

This project will process all manure from the PSF Valley View farm to produce a high quality fertilizer. Of the 14 traditional anaerobic lagoons currently on the farm, three will be used as storage cells. The process has the capability of processing sludge from traditional anaerobic lagoons. To the extent reasonably practicable, the company will seek to integrate this capability into its sludge management program.

Internal Recirculation Units (IRP) will be installed at each of 14 eight-barn sites to concentrate and condition manure solids. Liquid flowing through each IRP is pH adjusted and used to flush the barns and a concentrated slurry equivalent to the hogs daily output is pumped to the digesters. The concentrated solids from the IRP remain in the digesters approximately one month. The digested solids, in slurry form, are then transferred to a settling basin. Solids are pumped off the bottom of the settling basin to a centrifuge. Liquids are pumped to three storage cells.

Solids go to the centrifuge where they spin at high RPM for further separation of water and solids. The solids come out of the centrifuge as a cake. The liquid off the centrifuge goes to the same storage ponds as the excess water from the settling basin. The cake goes to a mixer to be blended with other inputs before it moves to the dryer.

The liquids in the storage ponds are accumulated throughout the year. During the winter the liquids are processed through a freeze/thaw system that allows for separation of nutrients through the natural climate cycle in north Missouri. The concentrated brine from the process is stored in another of the existing lagoons before being transferred to the mixer with the cake from solid separation. The combined brine and cake solids are pelleted and dried to produce a consistent high quality fertilizer. The anticipated analysis of the fertilizer product produced by the Crystal Peak system is expected to be approximately 12-8-8.

The water from the freeze thaw process goes to a new treated water storage cell for either irrigation or further treatment to be fed back to the animals.

Gases generated during the digestion process will be collected and used to fuel the dryer. The plant has been designed for minimal emissions by use of thermal oxidation and wet scrubbing of exhaust gases. Dust emissions from the dryer are controlled by a traditional bag house and cyclone.